UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-3

APPLICATION FOR QUALIFICATION OF INDENTURE
UNDER THE TRUST INDENTURE ACT OF 1939

Trenwick America LLC

(Name of Applicant)

One Canterbury Green
Stamford, Connecticut 06901
(Address of Principal Executive Offices)

Securities to be Issued Under the Indenture to be Qualified:

Title of Class	Amount
Senior Subordinated Secured Notes due 2012	$78,050,686.70
Junior Subordinated Secured Notes due 2013	$103,093,978.80

Approximate date of proposed offering:
As soon as practicable

Joann McNiff
Interim President and Chief Executive Officer
One Canterbury Green
Stamford, Connecticut 06901
(Name and Address of Agent for Service)

With a copy to:

Michael B. Farnell
Weil, Gotshal & Manges LLP
200 Crescent Court, Suite 300
Dallas, Texas 75201-6950

The Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this Application for Qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

FORM T-3
ITEM 1. GENERAL INFORMATION.
ITEM 2. SECURITIES ACT EXEMPTION APPLICABLE.
ITEM 3. AFFILIATES.
ITEM 4. DIRECTORS AND EXECUTIVE OFFICERS.
ITEM 5. PRINCIPAL OWNERS OF VOTING SECURITIES.
ITEM 6. UNDERWRITERS.
ITEM 7. CAPITALIZATION.
ITEM 8. ANALYSIS OF INDENTURE PROVISIONS.
ITEM 9. OTHER OBLIGORS.
SIGNATURE
Exhibit Index
Certificate of Formation of the Applicant
Limited Liability Company Agreement of the Applicant
Form of Senior Notes Indenture Between Applicant and the Trustee
Form of Junior Notes Indenture Between Applicant and the Trustee
Form of Security & Intercreditor Agreement
Plan Supplement to Plan of Reorganization for Trenwick America Corp
Supplement to Plan Supplement to Plan of Reorganization for Trenwick America Corp
Statement of Eligibility and Qualification of the Trustee

FORM T-3

GENERAL

ITEM 1. GENERAL INFORMATION.

     (a) and (b) The Applicant, Trenwick America LLC, is a limited liability company formed under the laws of the State of Delaware.

ITEM 2. SECURITIES ACT EXEMPTION APPLICABLE.

     The Applicant intends to offer, under the terms and subject to the conditions set forth in the Second Amended Plan of Reorganization for Trenwick America Corporation (“Trenwick Corporation”) under Chapter 11 of the Bankruptcy Code (the “Plan”), as more particularly described in the Amended Disclosure Statement (the “Disclosure Statement”), copies of which are included as Exhibits T3E-3 and T3E-1, respectively, to this application, Senior Subordinated Secured Notes due 2012 (the “Senior Notes”) in an aggregate principal amount of $78,050,686.70 and Junior Subordinated Secured Notes due 2013 (the “Junior Notes”, and, together with the Senior Notes, the “Notes”) in an aggregate principal amount of $103,093,978.80. The Plan was confirmed by order of the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”), dated October 27, 2004, a copy of which is included as Exhibit T3E-3. The Effective Date of the Plan (as such term is defined herein) occurred on August 15, 2005, and the Notice of Effective Date and Deadline for the Filing of Claims for Administrative Expenses filed with the Bankruptcy Court on August 22, 2005 is included as Exhibit T3E-4. The Notes will be issued pursuant to the indentures to be qualified under this Form T-3 (the “Indentures”), copies of which are included as Exhibits T3C-1 and T3C-2, respectively. Certain terms of the Notes are described in Item 8. Analysis of Indenture Provisions.

     The Notes are being offered by the Applicant in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), afforded by section 1145 of title 11 of the United States Code, as amended (the “Bankruptcy Code”). Generally, section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a bankruptcy plan of reorganization from registration under the Securities Act and under equivalent state securities and “blue sky” laws if the following requirements are satisfied: (i) the securities are issued by the debtor (or its successor) under a plan of reorganization; (ii) the recipients of the securities hold a claim against the debtor, an interest in the debtor or a claim for an administrative expense against the debtor; and (iii) the securities are issued entirely in exchange for the recipient’s claim against or interest in the debtor or are issued “principally” in such exchange and “partly” for cash or property. The Applicant believes that the offer and exchange of the Notes under the Plan will satisfy such requirements of section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer and exchange is exempt from the registration requirements referred to above. Pursuant to the Plan, the Senior Notes will be issued to the holders of Trenwick Corporation 6.7% Senior Notes originally due 2003, the holders of Trenwick Corporation 8.00% Contingent Interest Notes due 2006, holders of Trenwick Corporation allowed general unsecured claims, The Insurance Corporation of New York and the holders of Trenwick Corporation allowed Class 10, Intercompany Claims. Pursuant to the Plan, the Junior Notes will be issued to the holders of Trenwick Corporation 6.7% Senior Notes originally due 2003, the holders of Trenwick Corporation 8.00% Contingent Interest Notes due 2006, the holders of Trenwick Corporation allowed Class 3, LoC Bank Group Claims (as defined in the Plan), the holders of Trenwick Corporation allowed general unsecured claims, The Insurance Corporation of New York and the holders of Trenwick Corporation allowed Class 10, Other Intercompany Claims. A more complete description of the Notes is provided in Item 8. Analysis of Indenture Provisions.

AFFILIATIONS

ITEM 3. AFFILIATES.

     Set forth below is a chart of the affiliates of Trenwick Corporation prior to August 15, 2005, which is the date that the Plan became effective (the “Effective Date”).

     On the Effective Date, all of Trenwick Corporation’s assets and liabilities (other than the Litigation Trust Assets (as defined in the Plan)) were transferred to the Applicant. The Applicant, as successor to the assets and liabilities of Trenwick Corporation, will be the issuer of the Notes. As of the Effective Date, the Applicant owns, directly or indirectly, all of the voting securities of Trenwick America Reinsurance Corporation, Trenwick America Reinsurance Corporation’s subsidiary, Trenwick America Service Corporation, The Insurance Corporation of New York, Chartwell Advisors Limited (UK) and Canterbury Financial Group, Inc. On the date the Senior Notes and Junior Notes are issued, it is expected that Phoenix Partners, L.P., Phaeton International (BVI) Ltd., Tejas Incorporated, and Raptor Global Portfolio Ltd. will own ten percent or more of the voting securities of the Applicant. See Item 5. Principal Owners of Voting Securities. The executive officers and members of the Applicant’s Board of Managers as identified in Item 4 hereof may be deemed to be affiliates of the Applicant by virtue of their position. Item 4(b) indicates those persons who serve as executive officers of the Applicant and members of the Applicant’s Board of Managers.

MANAGEMENT AND CONTROL

ITEM 4. DIRECTORS AND EXECUTIVE OFFICERS.

     The following table sets forth the names of those persons who are the executive officers of the Applicant and members of the Applicants’s Board of Managers. The address for each member of the Board of Managers and officer listed below is c/o Trenwick America LLC, One Canterbury Green, Stamford, Connecticut 06901.

Name	Office
Joann McNiff	Interim President and Chief Executive Officer
Kurt Rechner	Secretary and Treasurer
J. C. Waterfall	Member of Board of Managers
Thomas B. Pickens, III	Member of Board of Managers
Kurt J. Rechner	Member of Board of Managers
Morris D. Weiss	Member of Board of Managers
Joann McNiff	Member of Board of Managers
Stuart B. Ross	Member of Board of Managers
George M. Reider Jr.	Member of Board of Managers
Stephen L. Kibblehouse	Member of Board of Managers
Bettina Whyte	Member of Board of Managers

ITEM 5. PRINCIPAL OWNERS OF VOTING SECURITIES.

     (a) Please note that all equity interests in Trenwick Corporation outstanding as of the date of this application were cancelled as of the Effective Date pursuant to the Plan.

     (b) Presented below is certain information regarding each person expected, on the basis of holdings assuming the conversion of the Term Loan (as defined in the Plan), to own 10% or more of the voting securities of the Applicant to be outstanding as of the date the Senior Notes and Junior Notes are issued.

		Estimated	Percentage of
Name and		Amount to be	Voting Securities
Complete Mailing Address	Title of Class Owned	Owned	Owned

Raptor Global Portfolio Ltd. c/o Tudor Investment Corporation Attn: William Flaherty 50 Rowes Wharf, 6th Floor Boston, Massachusetts 02110	Common	355,212	28.6%

Phoenix Partners, LP 600 5th Avenue, 27th Floor New York, New York 10020	Common	167,670	13.5%

Tejas Incorporated 2700 Via Fortuna, Suite 400 Austin, Texas 78746	Common	149,040	12.0%

Phaeton International (BVI) Ltd. 600 5th Avenue, 27th Floor New York, New York 10020	Common	147,798	11.9%

UNDERWRITERS

ITEM 6. UNDERWRITERS.

     (a) Within the three years prior to the date of the filing of this application, no securities have been offered which are outstanding on the date of this application.

     (b) No person is acting as principal underwriter of the Notes proposed to be offered pursuant to the Indentures.

CAPITAL SECURITIES

ITEM 7. CAPITALIZATION.

     (a)(1) The following tables set forth certain information with respect to each authorized class of securities of the Applicant as of August 18, 2005.

Title of Equity Securities	Amount Authorized	Amount Outstanding
Limited Liability Company Interests	1,400,000	0

     (2) The following table sets forth certain information with respect to each class of securities of the Applicant to be authorized and expected to be outstanding, assuming the conversion of the Term Loan, as of the date the Senior Notes and Junior Notes are issued.

Title of Class	Amount Authorized	Amount Outstanding
Limited Liability Company Interests	1,242,000	1,400,000
Senior Subordinated Secured Notes due 2012	$78,050,686.70	$78,050,686.70
Junior Subordinated Secured Notes dues 2013	$103,093,978.80	$103,093,978.80

     (b) Each outstanding limited liability company interest in the Applicant will entitle the holder thereof to one vote on each matter submitted to a vote at all meetings of holders of the Applicant’s limited liability company interests.

ITEM 8. ANALYSIS OF INDENTURE PROVISIONS.
     (a) Senior Notes. The following is a general description of certain provisions of the Senior Indenture to be qualified. The description is qualified in its entirety by reference to the form of Senior Indenture filed as an exhibit hereto. Capitalized terms used below and not defined herein have the same meanings as in the Senior Indenture.
     (1) Events of Default, Withholding of Notice.
     An Event of Default shall exist with respect to the Senior Notes if any of the following occurs and is continuing:
     (a) The Applicant defaults in any payment with respect to any Senior Note when the same becomes due and payable, at Stated Maturity, at a date fixed for prepayment, upon acceleration, declaration, redemption, required purchase or otherwise; or
     (b) The Applicant defaults in the performance of or compliance with any term contained in Article 4 of the Senior Indenture; or
     (c) The Applicant defaults in the performance of or compliance with any term contained in the Senior Indenture (other than those referred to in paragraphs (a) and (b) above) and such default continues for a period of 30 days after notice to the Applicant by the Trustee or the Holders of 25% or more of aggregate principal amount of the Senior Notes then outstanding; or
     (d) any representation or warranty made in writing by the Applicant or by any Officer of the Applicant in the Senior Indenture, any Collateral Document or in any other Financing Document proves to have been false or incorrect in any material respect on the date as of which made; or
     (e) (i) The Applicant or any of its Subsidiaries is in default (as principal or as guarantor or other surety) in the payment of any principal of or premium or make-whole amount or interest on any one or more issues of outstanding Debt having a principal amount equal to or in excess of $1,000,000 beyond any period of grace provided with respect thereto, or (ii) the Applicant or any of its Subsidiaries is in default in the performance of or compliance with any term of any evidence of any one or more issues of outstanding Debt having a principal amount equal to or in excess of $1,000,000 or of any mortgage, indenture or other agreement relating thereto beyond any period of grace provided with respect thereto; or
     (f) The Applicant or any of its Subsidiaries (i) files, or consents by answer or otherwise to the filing against it of, a petition for relief or reorganization or arrangement or any other petition in bankruptcy, for liquidation or to take advantage of any bankruptcy, insolvency, reorganization, moratorium or other similar law of any jurisdiction, (ii) makes an assignment for the benefit of its creditors, (iii) consents to the appointment of a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, (iv) is adjudicated as insolvent or to be liquidated, or (vi) takes corporate action for the purpose of any of the foregoing; or
     (g) a court or Governmental Authority of competent jurisdiction enters an order appointing, without consent by the Applicant or any of its Subsidiaries, a custodian, receiver, trustee, liquidator or other officer (or any state insurance commission) with similar powers with respect to it or with respect to any substantial part of the property of the Applicant or any of its Subsidiaries (provided that in the case of InsCorp, such event shall not be an Event of Default unless holders of at least 25% in aggregate principal amount of the Senior Notes then outstanding (exclusive of any Senior Notes held by the Applicant or any Affiliate of the Applicant (other than the InsCorp Senior Note and the TARCO Senior Note or a Senior Note held by any Person who holds an equity interest in the Applicant) have notified the Trustee that such event shall be an Event of Default), or constituting an order for relief or approving a petition for relief or reorganization or any other petition in bankruptcy or for liquidation or to take advantage of any bankruptcy or insolvency law of any jurisdiction, or ordering the dissolution, winding-up or liquidation of the Applicant or any of the Subsidiaries, or any such petition shall be filed against the Applicant or any of the Subsidiaries and such petition shall not be dismissed within sixty (60) days; or
     (h) a final judgment or judgments for the payment of money aggregating in excess of $1,000,000 are rendered against one or more of the Applicant or any of its Subsidiaries and such judgments are not, within forty-five (45) days after entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within forty-five (45) days after the expiration of such stay; provided, however, the foregoing shall not apply to any judgments in respect of claims relating to insurance or reinsurance agreements; or
     (i) (x) any Collateral Document shall cease to be in full force and effect or shall be declared by a court or Governmental Authority of competent jurisdiction to be void, voidable or unenforceable against the Applicant or any of its Subsidiaries, (y) the validity or enforceability of any Collateral Document against the Applicant or any Subsidiary party thereto shall be contested by such Subsidiary, the Applicant or any Affiliate, or (z) the Applicant or any Affiliate or Subsidiary of the Applicant shall deny that such Subsidiary or the Applicant has any further liability or obligation under any Collateral Document to which it is a party.
     If an Event of Default (other than an Event of Default specified in paragraph (f) or (g) above that occurs with respect to the Applicant or any of its Subsidiaries) exists under the Senior Indenture, the Trustee or the Holders of at least 25% in aggregate principal amount of the Senior Notes then outstanding (exclusive of any Senior Notes held by the Applicant or any Affiliate of the Applicant (other than the InsCorp Senior Note and the TARCO Senior Note)), by written notice to the Applicant (and to the Trustee if such notice is given by the Holders), may, and the Trustee at the request of such Holders shall, declare the principal of, and all other amounts outstanding in respect of, the Senior Notes to be immediately due and payable. Upon such a declaration of acceleration, such principal of, and all other amounts outstanding in respect of, the Senior Notes shall be immediately due and payable. If an Event of Default specified in clause (f) or (g) above exists with respect to the Applicant or any Subsidiary, the principal of, and all other amounts outstanding in respect of, the Senior Notes then outstanding shall automatically become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. At any time after such a declaration of acceleration, but before a judgment or decree for the payment of the money due has been obtained, the Holders of at least 76% in aggregate principal amount of the outstanding Senior Notes then outstanding (exclusive of any Senior Notes held by the Applicant or any Affiliate of the Applicant (other than the InsCorp Senior Note and the TARCO Senior Note)) by written notice to the Applicant and to the Trustee may waive all past Events of Default and rescind and annul such declaration of acceleration and its consequences if (i) all existing Events of Default, other than the non-payment of the principal of the Senior Notes that have become due solely by such declaration of acceleration, have been cured or waived as provided in Section 6.04 of the Senior Indenture, (ii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (iii) the Applicant has paid or deposited with the Trustee a sum sufficient to pay all amounts due to the Trustee under Article 8 of the Senior Indenture.
     If an Event of Default exists the Trustee may pursue any available remedy by proceeding at law or in equity to collect the Senior Notes or to enforce the performance of any provision of the Senior Notes or the Senior Indenture. The Trustee may maintain a proceeding or claim even if it does not possess any of the Senior Notes or does not produce any of them in the proceeding.
     If any Default or any Event of Default occurs and is continuing and if such Default or Event of Default is known to the Trustee, the Trustee shall mail to each Holder in the manner and to the extent provided in Section 313(c) of the United States Trust Indenture Act of 1939, as amended, (“TIA”) notice of the Default or Event of Default within 90 days after it occurs, unless such Default or Event of Default has been cured. Notwithstanding the foregoing, except in the case of a default in the payment of the principal of any Senior Note, the Trustee shall be protected in withholding such notice if and so long as the board of directors, the executive committee or a trust committee of directors and/or Responsible Officers of the Trustee in good faith determine that the withholding of such notice is in the interest of the Holders.
          (2) Authentication and Delivery of the Securities; Application of Proceeds.

     The Senior Notes shall be executed by two Officers of the Applicant. The signature of any Officer on the Senior Notes may be by facsimile or manual signature in the name and on behalf of the Applicant. If any Officer whose signature is on a Senior Note no longer holds that office at the time the Trustee or authenticating agent authenticates the Senior Note, the Senior Note shall be valid nevertheless. A Senior Note shall not be valid until the Trustee or authenticating agent manually signs the certificate of authentication on the Senior Note. The signature shall be conclusive evidence that the Senior Note has been authenticated under the Senior Indenture. The Trustee may appoint an authenticating agent to authenticate Senior Notes. Unless limited by the terms of such appointment, an authenticating agent may authenticate Senior Notes whenever the Trustee may do so.
     There will be no proceeds (and therefore no application of proceeds) from the issuance of the Senior Notes because the Senior Notes will be issued as part of an exchange for currently outstanding indebtedness, as provided in the Plan.
     (3) Release or Release and Substitution of Property.
     The Collateral Agent may release Collateral from the Lien and security interest created by the Collateral Documents at any time or from time to time in accordance with the provisions of the Collateral Documents, including but not limited to the Intercreditor Agreement, a copy of which is included as Exhibit T3C-3 to this Form T-3. If the Trustee is not the Collateral Agent, upon the cash payment in full of all obligations of the Applicant under this Indenture, the Senior Notes or upon defeasance in accordance with the Senior Indenture, the Trustee shall, at the request of the Applicant, deliver a notice to the Collateral Agent stating that such obligations have been paid in full, and instruct the Collateral Agent to release the Liens securing the obligations of the Applicant hereunder pursuant to the Senior Indenture and the Collateral Documents.
     To the extent applicable, the Applicant shall cause TIA Section 313(b), relating to reports, and TIA Section 314(d), relating to the release of property or securities from the Lien and security interest created by the Collateral Documents and relating to the substitution therefor of any property or securities to be subjected to the Lien and security interest created by the Collateral Documents, to be complied with. Any certificate or opinion required by TIA Section 314(d) may be made by an Officer of the Applicant except in cases where TIA Section 314(d) requires that such certificate or opinion be made by an independent Person, which Person shall be an independent engineer, appraiser or other expert.
     If the Applicant desires release of any Collateral, the Applicant shall furnish to the Trustee and the Collateral Agent, prior to each such proposed release of Collateral pursuant to the Collateral Documents, (a) all documents required by TIA Section 314(d) and (b) an Opinion of Counsel, which may be rendered by internal counsel to the Applicant, to the effect that such accompanying documents constitute all documents required by TIA Section 314(d).

     If the Applicant desires to release Collateral in accordance with the Collateral Documents and has delivered or caused to be delivered the certificates and documents required by the Collateral Documents and Sections 9.03 and 9.04 of the Senior Indenture, the Trustee shall, upon receipt of such documentation and based on the Opinion of Counsel delivered pursuant to Section 9.02 of the Senior Indenture, deliver a notice to the Collateral Agent confirming receipt of such documentation and Opinion of Counsel; provided, however, that if the Trustee is the Collateral Agent, the requirement that the Trustee deliver a notice to the Collateral Agent shall not be applicable.
     (4) Satisfaction and Discharge of the Senior Indenture.
     After the payment in full in cash of all Senior Debt, the Senior Indenture will be discharged and will cease to have any force or effect as to the Senior Notes when:
     (a) all Senior Notes previously authenticated and delivered (other than destroyed, lost or stolen Senior Notes that have been replaced or Senior Notes that are paid pursuant to Section 4.01 of the Senior Indenture or the Senior Notes for whose payment money or securities have theretofore been held in trust and thereafter repaid to the Applicant, as provided in Section 11.03 of the Senior Indenture) has been delivered to the Trustee for cancellation and the Applicant has paid all sums payable by it hereunder; or
     (b) (i) the Senior Notes mature within one year or all of them are to be called for redemption within one year under arrangements satisfactory to the Trustee for giving the notice of redemption, (ii) the Applicant irrevocably deposits in trust with the Trustee during such one-year period, under the terms of an irrevocable trust agreement in form and substance satisfactory to the Trustee, as trust funds solely for the benefit of the Holders for that purpose, money or United States Governmental Securities sufficient (in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee), without consideration of any reinvestment of any interest thereon, to pay principal and interest on the Senior Notes to maturity or redemption, as the case may be, and to pay all other sums payable by it hereunder, (iii) no Default or Event of Default with respect to the Senior Notes shall exist on the date of such deposit, (iv) such deposit will not result in a breach or violation of, or constitute a default under, the Senior Indenture or any other agreement or instrument to which the Applicant is a party or by which it is bound and (v) the Applicant has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, in each case stating that all conditions precedent provided for herein relating to the satisfaction and discharge of the Senior Indenture have been complied with.
     (5) Statement as to Compliance.
     The Applicant shall deliver to the Trustee, within 90 days after the end of each fiscal year, an Officers’ Certificate stating whether or not the signers know of any Default or Event of Default that occurred during such fiscal year. Such certificate shall contain a certification from the principal executive officer, principal financial officer or principal accounting officer that a review has been conducted of the activities of the Applicant and its Subsidiaries’ performance under the Senior Indenture and that, to the knowledge of such Officers, the Applicant and its Subsidiaries have complied with all conditions and covenants, and have fulfilled all of their obligations, in all material respects, under the Senior Indenture. For purposes of this paragraph, such compliance shall be determined without regard to any period of grace or requirement of notice provided under the Senior Indenture. If the signers of any such Officers’ Certificate know of a Default or Event of Default, the certificate shall describe any such Default or Event of Default and its status.
     So long as (and to the extent) not prohibited by the then current recommendations of the American Institute of Certified Public Accountants, the Applicant shall deliver to the Trustee, within 90 days after the end of the Applicant’s fiscal year, a certificate signed by the Applicant’s independent certified public accountants stating (i) that their audit examination has included a review of the terms of the Senior Indenture and the Senior Notes as they relate to financial matters, (ii) that they have read the most recent Officers’ Certificate delivered to the Trustee pursuant to the above paragraph and (iii) whether, in connection with their audit examination, anything came to their attention that caused them to believe that the Applicant was not in compliance with any of the provisions of Article 4 of the Indenture as they pertain to financial matters and, if any Default or Event of Default has come to their attention, specifying the nature and period of existence thereof; provided, that such independent certified public accountants shall not be liable in respect of such statement by reason of any failure to obtain knowledge of any such Default or Event of Default that would not be disclosed in the course of an audit examination conducted in accordance with generally accepted auditing standards in effect at the date of such examination.
     (b) Junior Notes. Except for the final maturity date, the principal amount of the Junior Notes and the payment terms with respect to a mandatory redemption, the terms of the Junior Notes will be the same as those set forth in the Senior Note Indenture and as described above. Capitalized terms used below and not defined herein have the same meanings as in the Junior Note Indenture. The Junior Notes will be issued in two series, Series A and Series B. The Junior Note Indenture will provide for periodic mandatory redemptions of the Junior Notes (after payment in full of the Senior Notes) from the proceeds of Free Cash Flow, which mandatory redemptions shall be made with respect to each Series of Junior Notes based on each Junior Note’s Applicable Share of the Redemption Price. The Junior Notes shall be subordinated to the Senior Debt.

ITEM 9. OTHER OBLIGORS.

     The Applicant’s obligations with respect to the Notes will not be guaranteed by a third person or entity.

Contents of Application for Qualification. This Application for Qualification comprises—

(a)	Pages numbered 1 to 15, consecutively (including an attached Exhibit Index).

(b)	The statement of eligibility and qualification of the trustee under the indenture to be qualified: See Exhibit 25.1

(c)	The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee:
Exhibit T3A-1 Certificate of Formation of the Applicant.*
Exhibit T3A-2 Limited Liability Company Agreement of the Applicant *
Exhibit T3C-1 Form of Senior Notes Indenture between Applicant and the Trustee.*
Exhibit T3C-2 Form of Junior Notes Indenture between Applicant and the Trustee.*
Exhibit T3C-3 Form of Security & Intercreditor Agreement.*
Exhibit T3D Not Applicable.
Exhibit T3E-1 Amended Disclosure Statement Pursuant to Section 1125 of the Bankruptcy Code for the Plan of Reorganization for Trenwick America Corporation under Chapter 11 of the Bankruptcy Code, dated September 10, 2004 (incorporated by reference to the Form T-3 of Trenwick America Corporation filed with the Securities and Exchange Commission on September 17, 2004 (File No. 022-28757)).
Exhibit T3E-2 Plan of Reorganization for Trenwick America Corporation under Chapter 11 of the Bankruptcy Code, dated September 10, 2004 (incorporated by reference to the Form T-3 of Trenwick America Corporation filed with the Securities and Exchange Commission on September 17, 2004 (File No. 022-28757)).

Exhibit T3E-3 Order Confirming Plan of Reorganization for Trenwick America Corporation under Chapter 11 of the Bankruptcy Code, as Modified, attaching the Second Amended Plan of Reorganization for Trenwick America Corporation under Chapter 11 of the Bankruptcy Code, dated October 27, 2004 as an exhibit thereto.*
Exhibit T3E-4 Notice of Occurrence of Effective Date and Deadline for the Filing of Claims for Administrative Expenses dated August 22, 2005.*
Exhibit T3F Cross reference sheet showing the location in the Senior Notes Indenture and the Junior Notes Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibits T3C-1 and T3C-2).
Exhibit 25.1 Statement of eligibility and qualification of the Trustee on Form T-1.*

*	Filed herewith.

SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, Trenwick America LLC, a limited liability company organized and existing under the laws of Delaware, has duly caused this Application for Qualification to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of New York, and State of New York on the 25th day of August, 2005.

TRENWICK AMERICA LLC
By:	/s/ Joann McNiff
Name:	Joann McNiff
Title:	Interim President and Chief Executive Officer

Attest:	/s/ Michelle Larson

Name:	Michelle Larson

EXHIBIT INDEX

Exhibit No.	Description

Exhibit T3A-1	Certificate of Formation of the Applicant.*

Exhibit T3A-2	Limited Liability Company Agreement of the Applicant.*

Exhibit T3C-1	Form of Senior Notes Indenture between Applicant and the Trustee.*

Exhibit T3C-2	Form of Junior Notes Indenture between Applicant and the Trustee.*

Exhibit T3C-3	Form of Security & Intercreditor Agreement.*

Exhibit T3D	Not Applicable.

Exhibit T3E-1	Amended Disclosure Statement Pursuant to Section 1125 of the Bankruptcy Code for the Plan of Reorganization for Trenwick America Corporation under Chapter 11 of the Bankruptcy Code, dated September 10, 2004 (incorporated by reference to the Form T-3 of Trenwick America Corporation filed with the Securities and Exchange Commission on September 17, 2004 (File No. 022-28757)).

Exhibit T3E-2	Plan of Reorganization for Trenwick America Corporation under Chapter 11 of the Bankruptcy Code, dated September 10, 2004 (incorporated by reference to the Form T-3 of Trenwick America Corporation filed with the Securities and Exchange Commission on September 17, 2004 (File No. 022-28757)).

Exhibit T3E-3	Order Confirming Plan of Reorganization for Trenwick America Corporation under Chapter 11 of the Bankruptcy Code, as Modified, attaching the Second Amended Plan of Reorganization for Trenwick America Corporation under Chapter 11 of the Bankruptcy Code, dated October 27, 2004 as an exhibit thereto.*

Exhibit T3E-4	Notice of Occurrence of Effective Date and Deadline for the Filing of Claims for Administrative Expenses dated August 22, 2005.*

Exhibit T3F	Cross reference sheet showing the location in the Senior Notes Indenture and the Junior Notes Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibits T3C-1 and T3 C-2).

Exhibit 25.1	Statement of eligibility and qualification of the Trustee on Form T-1.*

*	Filed herewith.